Exhibit 99.1

Second Quarter Results Conference Call

Vancouver, August 11, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its second quarter results before the North American markets open on Friday August 14, 2015.

B2Gold executives will host a conference call to discuss the results on Friday, August 14 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 1-800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174175 . A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 1- 800-408-3053 (pass code: 2206273).

B2Gold is a Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso. The Company is projecting to produce approximately 540,000 ounces of gold in 2015 and over 600,000 ounces of gold in 2016.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371	Shaun Johnson Associate, Investor Relations 604-681-8371